UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

La Jolla Pharmaceutical Company
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

503459604
(CUSIP Number)

Kevin Tang

Tang Capital Management, LLC

4747 Executive Drive, Suite 210

San Diego, CA 92121

(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 10, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP NO. 503459604

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,607,934
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,607,934
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,607,934
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.6%
14	Type of Reporting Person PN

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CUSIP NO. 503459604

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,607,934
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,607,934
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,607,934
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 38.6%
14	Type of Reporting Person OO

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CUSIP NO. 503459604

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 352,000
	8.	Shared Voting Power 9,607,934
	9.	Sole Dispositive Power 352,000
	10.	Shared Dispositive Power 9,607,934
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,959,934
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 39.8%
14	Type of Reporting Person IN

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Explanatory Note: This Amendment No. 18 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A (“Schedule 13D/A”) of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company, and Kevin Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the U.S. Securities and Exchange Commission on August 7, 2014, and amended on September 2, 2014, September 30, 2014, December 16, 2014, May 15, 2015, June 24, 2015, August 21, 2015, March 7, 2016, March 6, 2017, March 1, 2018, March 20, 2018, January 14, 2019, January 14, 2020, June 26, 2020, August 18, 2020, September 11, 2020, May 27, 2021 and December 2, 2021 (as amended, the “Statement”), with respect to the Common Stock, $0.0001 par value (the “Common Stock”), of La Jolla Pharmaceutical Company, a Delaware corporation (the “Issuer”).

Items 4, 6 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

Merger Agreement and Related Transactions

On July 10, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Innoviva, Inc. (“Innoviva”) and Innoviva Acquisition Sub, Inc., a wholly owned subsidiary of Innoviva (the “Innoviva Subsidiary”). Subject to the terms and conditions of the Merger Agreement, Innoviva Subsidiary will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Innoviva (the “Merger”). The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 11, 2022 (the “July 11 Form 8-K”).

Support Agreement

In connection with the proposed Merger, on July 10, 2022, Tang Capital Partners, LP and the Kevin C. Tang Foundation (each, a “Supporting Stockholder” and collectively, the “Supporting Stockholders”) entered into a support agreement (the “Support Agreement”) with: (i) Innoviva; and (ii) Innoviva Subsidiary. Pursuant to the Support Agreement, the Supporting Stockholders agreed to, among other things: (i) vote against other proposals to acquire the Issuer; and (ii) subject to certain exceptions, to tender their shares of Common Stock in connection with Innoviva’s Subsidiary’s cash tender offer, on behalf of Innoviva, to acquire all of the Issuer’s shares of Common Stock. The Support Agreement will terminate upon the first to occur of: (i) the termination of the Merger Agreement; (ii) the effective time of the Merger; (iii) any amendment to the Merger Agreement that reduces the amount, or changes the form, of consideration payable to the Supporting Stockholders in the transactions contemplated by the Merger and related agreements, imposes additional restrictions on the Supporting Stockholders or otherwise materially and adversely impacts the Supporting Stockholders; (iv) a Company Adverse Change in Recommendation (as such term is defined in the Merger Agreement); or (v) the mutual written consent of the Supporting Stockholders and Innoviva. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is referenced as Exhibit 8 to this Schedule 13D/A.

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Except as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following:

Reference is made to the Support Agreement described in Item 4 of this Statement.

Item 7. Materials to Be Filed as Exhibits

Item 7 of the Statement is hereby amended to add the following:

Exhibit	Description
8	Support Agreement, by and among Innoviva, Innoviva Subsidiary and the stockholders named therein, dated July 10, 2022 (incorporated by reference to Exhibit 10.1 to July 11 Form 8-K).

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SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

July 11, 2022

Tang Capital Partners, LP

By:	Tang Capital Management, LLC, General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

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